P.E. 2/5/02

02013398

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 5, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

Precision Drilling

NEWS RELEASE

Calgary, Alberta, Canada – February 05, 2002

PRECISION DRILLING CORPORATION TO PRESENT AT UBS WARBURG ENERGY CONFERENCE IN NEW YORK

Hank B. Swartout, Chairman, President and Chief Executive Officer of Precision Drilling Corporation will speak at the UBS Warburg Energy Conference in New York City, New York on Tuesday February 12, 2002 at 10:30 a.m. EST.

On February 12, 2002 a live webcast of the audio portion of the presentation will be accessible on Precision's website at www.precisiondrilling.com selecting Investor Relations, then webcast, with an archived version available after the call ends.

Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Gene C. Stahl, Investor Relations, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

CONFCAL2.WPD

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: February 5, 2002